UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Summit Hotel Properties Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
866082100
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	866082100

1		Names of Reporting Persons
H/2 CREDIT MANAGER LP
2		Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3		Sec Use Only

4		Citizenship or Place of Organization
DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
7,167,331
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
7,167,331
9		Aggregate Amount Beneficially Owned by Each Reporting Person
7,167,331
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) Not Applicable
11		Percent of class represented by amount in row (9)
6.66%
12		Type of Reporting Person (See Instructions)
IA, HC

CUSIP No.	866082100

1	Names of Reporting Persons
H/2 CREDIT MANAGER GP LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
7,167,661
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
7,167,331
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,167,331
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not Applicable
11	Percent of class represented by amount in row (9)
6.66%
12	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)       Name of Issuer:

Summit Hotel Properties, Inc.

(b)       Address of Issuer’s Principal Executive Offices:

13215 Bee Cave Parkway, Suite B-300, Austin, TX 78738.

Item 2.
(a)	Name of Person Filing:

This Schedule 13G is filed by the following Reporting Persons:

(i)	H/2 Credit Manager LP is the principal investment manager to a number of private funds (collectively, the “H/2 Funds”). H/2 SO Manager IV LP, H/2 SO Manager V LP and TRS II Manager LP are Delaware limited partnerships and relying advisers to H/2 Credit Manager LP that serve as investment managers to certain H/2 Funds. The shares reported in this Schedule 13G are held in the H/2 Funds advised by H/2 SO Manager IV LP, H/2 SO Manager V LP and H/2 TRS II Manager LP.
(ii)	H/2 Credit Manager GP LLC is the general partner of H/2 Credit Manager LP. Together with H/2 SO Manager GP IV LLC, H/2 SO Manager GP V LLC and H/2 TRS II Manager GP LLC, the general partners of the relying advisers, H/2 Credit Manager GP LLC may be deemed to be the indirect beneficial owners of the shares of Common Stock by virtue of such position.
(iii)	The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2024, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
(b)	Address of Principal Business Office or, if None, Residence:

H/2 Credit Manager LP

680 Washington Boulevard, Seventh Floor

Stamford, CT 06901

(c)	Citizenship:

H/2 Credit Manager LP is a Delaware limited partnership.

H/2 Credit Manager GP LLC is a Delaware liability company.

(d)	Title and Class of Securities: Common Stock, $0.01 par value
(e)	CUSIP No.: 866082100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership

The beneficial ownership of each of the Reporting Persons as of September 30, 2024 is as follows:

1.	H/2 Credit Manager LP
(a)	Amount Beneficially Owned: 7,167,331
(b)	Percent of Class: 6.66%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 7,167,331
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 7,167,331
2.	H/2 Credit Manager GP LLC
(d)	Amount Beneficially Owned: 7,167,331
(e)	Percent of Class: 6.66%
(f)	Number of shares as to which such person has:
(v)	Sole power to vote or to direct the vote: 0
(vi)	Shared power to vote or to direct the vote: 7,167,331
(vii)	Sole power to dispose or to direct the disposition of: 0
(viii)	Shared power to dispose or to direct the disposition of: 7,167,331
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2024

H/2 CREDIT MANAGER LP

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 CREDIT MANAGER GP LLC

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13(G), including amendments thereto, with respect to the shares of Common Stock, par value $0.01 per share of Summit Hotel Properties, Inc. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2024

H/2 CREDIT MANAGER LP

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 CREDIT MANAGER GP LLC

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 SO MANAGER IV LP

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 SO MANAGER GP IV LLC

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 SO MANAGER V LP

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 SO MANAGER GP V LLC

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

TRS II MANAGER LP

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory

H/2 TRS II MANAGER GP LLC

By: /s/ Ashvin Rao

Name: Ashvin Rao

Title: Authorized Signatory